                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

      ---------------------------------------------------------------------

                                    FORM 11-K

                                   (MARK ONE)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     FOR THE FISCAL YEAR ENDED JUNE 30, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM ___ TO ____

                        COMMISSION FILE NUMBER 333-48476
      ---------------------------------------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Investment Plan for Employees
                              of Mallinckrodt Inc.
                                  One Tyco Park
                              Exeter, NH 03833-1108


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TYCO INTERNATIONAL LTD.
                                The Zurich Centre
                                  Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of the Investment Plan for Employees of Mallinckrodt Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   Investment Plan for Employees
                                   of Mallinckrodt Inc.


Date: December 21, 2001       Signature: /s/ Robert A. Bent
                                        -------------------------------
                                        Robert A. Bent
                                        Clerk
                                        Tyco International(US) Inc. Retirement
                                        Committee

                         INVESTMENT PLAN FOR EMPLOYEES
                              OF MALLINCKRODT INC.

                            Financial Statements and
                             Supplemental Schedules

                       Years ended June 30, 2001 and 2000
                       with Independent Auditors' Report

                          Investment Plan for Employees
                              of Mallinckrodt Inc.

                            Financial Statements and
                             Supplemental Schedules

                       Years ended June 30, 2001 and 2000



                                    CONTENTS


INDEPENDENT AUDITORS' REPORT.............................................     2


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................     3
Statements of Changes in Net Assets Available for Benefits...............     4
Notes to Financial Statements............................................   5-12


SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes..........................    14

Schedule of Reportable Transactions......................................    15

                                                   Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of
  Mallinckrodt Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 2001 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Stone Carlie & Company, L.L.C.
St. Louis, Missouri
December 12, 2001

               INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                 Statements of Net Assets Available for Benefits



                                                     JUNE 30,
                                         --------------------------------
                                             2001                2000
                                         ------------        ------------
Investments at fair value:
    Participant directed                 $309,210,334        $390,860,690
    Non-participant directed               86,604,196          54,895,953
                                         ------------        ------------
Total investments                         395,814,530         445,756,643
                                         ------------        ------------

Receivables:
    Employer contributions                  5,181,078          10,952,930
    Participant contributions                 742,131             921,754
                                         ------------        ------------
Total receivables                           5,923,209          11,874,684
                                         ------------        ------------

Net assets available for benefits        $401,737,739        $457,631,327
                                         ============        ============








See notes to financial statements.                                        Page 3

               INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

           Statements of Changes in Net Assets Available for Benefits



                                                                     YEARS ENDED JUNE 30,
                                                              -----------------------------------
                                                                  2001                  2000
                                                              -------------         -------------
Additions
  Investment (loss) income :
    Interest and dividend income                              $  20,924,870         $  17,456,322
    Realized and unrealized (losses) gains, net                 (38,090,812)           32,312,292
                                                              -------------         -------------
  Net investment (loss) income                                  (17,165,942)           49,768,614
                                                              -------------         -------------

  Contributions:
    Employer cash                                                 2,626,711             2,946,564
    Employer common stock                                         5,091,260            10,842,673
    Participant                                                  22,813,096            25,847,729
                                                              -------------         -------------
  Total contributions                                            30,531,067            39,636,966
                                                              -------------         -------------

  Transfers from other plans                                        935,889           125,644,563
                                                              -------------         -------------

  Total additions                                                14,301,014           215,050,143
                                                              -------------         -------------

Deductions
  Cash and stock distributed to participants                    (70,194,602)          (56,911,359)
  Transfers to other plans                                               --            (2,190,366)
                                                              -------------         -------------

  Total deductions                                              (70,194,602)          (59,101,725)
                                                              -------------         -------------

Net (decrease) increase                                         (55,893,588)          155,948,418

Net assets available for benefits at beginning of year          457,631,327           301,682,909
                                                              -------------         -------------

Net assets available for benefits at end of year              $ 401,737,739         $ 457,631,327
                                                              =============         =============







See notes to financial statements.                                        Page 4

               Investment Plan for Employees of Mallinckrodt Inc.

                          Notes to Financial Statements

                             June 30, 2001 and 2000

1.  DESCRIPTION OF THE PLAN

GENERAL

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (the Company) and certain wholly-owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan. Effective October 17, 2000, the Company was acquired by a subsidiary of Tyco International Ltd.

PLAN MERGERS

Effective August 1, 2000, the Hobart Employee Stock Ownership Plan was merged into the Plan and its net assets of $935,889 were merged in the Plan's assets. Effective July 1, 1999, the Nellcor Puritan Bennett Voluntary Investment Plus Plan and the Mallinckrodt 401(k) Profit Sharing Plan for the Hobart Facility were merged into the Plan and net assets of $123,077,429 and $2,567,134, respectively, were merged in the Plan's assets.

PARTICIPATION AND VESTING

Eligible employees may join the Plan immediately upon being hired. Participants are fully vested in all participant and employer contributions and the earnings thereon.

PARTICIPANTS' ACCOUNTS

Separate accounts are maintained for each participant. Participant account balances are adjusted daily for contributions, distributions, loans, income, gains, and losses.

CONTRIBUTIONS

Participants generally can contribute up to 15 percent of their base salaries on a pre-tax, after-tax, or combined basis. The Company makes matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions are limited to 6 percent of a participant's base monthly salary.

               Investment Plan for Employees of Mallinckrodt Inc.

CONTRIBUTIONS (CONTINUED)

The Company may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. Supermatch contributions are made in or invested in common shares of Tyco International Ltd. (prior to October 17, 2000 in Mallinckrodt Inc. common stock). Supermatch contributions may not be withdrawn, borrowed, or transferred from Company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 plus investment return thereon exceeds 15 percent of the total value of the participant's accounts.

Total employer contributions (including Supermatch) were equal to 64 percent and 96 percent of participants' eligible contributions for the years ended June 30, 2001 and 2000, respectively.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

FUND ASSET VALUATION

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) in such fund as of the previous valuation date.

INVESTMENTS

Participants direct investment of their contributions as well as employer contributions among the following funds:

o State Street Daily EAFE Fund Series C - This fund invests in equity securities of companies located outside North and South America and is structured to match returnsof the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

o American Express Trust Equity Index Fund II - This fund invests in equity securities of companies with sector and industry weighting similar to the Standard and Poor's 500.

o State Street Daily Bond Market Fund Series C - This fund invests primarily in investment grade corporate, governmental and mortgage-backed bonds with the objective of producing current income.

               Investment Plan for Employees of Mallinckrodt Inc.

INVESTMENTS (CONTINUED)

o American Express Trust Money Market Fund II - This fund invests in high quality commercial paper, bankers acceptance obligations, certificates of deposit, and United States Treasury Bills with the object of providing high liquidity, capital preservation, and generating moderate levels of current income.

o PBHG Growth Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

o Fidelity Low-Price Stock Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

o AXP New Dimensions Fund (Y) - This mutual fund invests primarily in equity securities of medium to large companies with the objective of long-term capital growth.

o Dodge & Cox Stock Fund - This mutual fund invests principally in the common stock of large companies with the objective of long-term capital growth.

o Tyco Stock Fund - This fund invests in common shares of Tyco International Ltd. (Prior to October 17, 2000, Mallinckrodt Inc. common stock.).

o Lifestyle Funds (Aggressive, Moderate, and Conservative) - These funds invest among the other fund options of the Plan in order to maintain an overall investment asset allocation commensurate with either an aggressive, moderate or conservative risk profile. Investments in the component funds are periodically rebalanced in order to maintain the desired risk profile amid market fluctuations.

o Stable Value Fund - This fund invests in Guaranteed Investment Contracts issued by insurance companies and in the American Express Income Fund II. The investment objective is to preserve principal and provide current income.

WITHDRAWALS

Participants may withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with Mallinckrodt or its affiliates, plan participants generally may elect to receive a full or partial distribution, or may elect to maintain their balances in the Plan.

Active participants can make hardship withdrawals of employee contributions in certain circumstances and can make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals are subject to various restrictions, including Supermatch restrictions, and may be subject to income tax penalties.

               Investment Plan for Employees of Mallinckrodt Inc.

LOANS TO PARTICIPANTS

Participants may obtain loans from their plan accounts subject to certain terms, as defined by the Plan. General purpose loans are made for periods of one to five years and residential loans are made for periods of one to ten years. The interest rate charged is the prime rate quoted in THE WALL STREET JOURNAL on the first business day of the month in which the loan is approved. Principal and interest payments are made by payroll deductions or in lump-sum repayments and are invested in the same manner as current contributions.

PLAN EXPENSES

All expenses incurred in connection with acquisition or disposition of securities and the operation of the investment funds, as well as the mutual funds offered under the Plan, are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for plan operations, are charged to and paid by the Plan and allocated against participants' accounts. The maximum administration charge against participant accounts is limited to $60 per participant per plan year. In addition, specific transaction charges, such as loan fees directed by participants, are charged to participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Plan accounting records are maintained on the accrual basis.

INVESTMENTS

Investments in mutual funds are valued at quoted market prices. Investments in the other funds except for the Stable Value Fund are valued at the quoted market prices of the underlying securities. Investments in the Stable Value Fund include insurance contracts valued at contract value.

INVESTMENT IN THE STABLE VALUE FUND

At June 30, 2001 and 2000, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The crediting interest rate and average yield for each of the contract years beginning January 1, 2001 and 2000 is 6.85 percent, net of investment management fees.

               Investment Plan for Employees of Mallinckrodt Inc.

INVESTMENT IN THE STABLE VALUE FUND (CONTINUED)

Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund to minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II. The value of the stable value fund, reflecting the fair value rather than the contract value of the insurance contracts included in the fund, is $53,920,664 and $60,203,529 at June 30, 2001 and 2000, respectively.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from those estimates.

               Investment Plan for Employees of Mallinckrodt Inc.



3. INVESTMENTS

The following presents investments of the Plan, including investments that represent 5 percent or more of the Plan's net assets.


                                                                    JUNE 30,
                                                         --------------------------------
                                                            2001                 2000
                                                         ------------        ------------
   Participant directed investments:
      State Street Daily EAFE Fund Series C              $  3,755,142        $  5,533,055
      American Express Trust Equity Index Fund II          77,278,692         116,979,994
      State Street Daily Bond Market Fund Series C          5,649,465           4,574,037
      American Express Trust Money Market Fund II          17,476,924          18,148,277
      PBHG Growth Fund                                     19,407,158          41,609,167
      Fidelity Low-Price Stock Fund                        17,340,466           9,847,982
      AXP New Dimensions Fund (Y)                          31,383,695          48,204,165
      Dodge & Cox Stock Fund                               33,535,368          25,649,984
      AMEX Aggressive Fund                                 14,699,993          18,186,276
      AMEX Moderate Fund                                   18,100,447          23,535,822
      AMEX Conservative Fund                                2,356,149           2,670,873
      Stable Value Fund                                    56,772,364          62,729,929
      Loans to participants                                11,454,471          13,191,129
                                                         ------------        ------------

        Total participant directed investments            309,210,334         390,860,690
                                                         ------------        ------------

   Nonparticipant directed investments:
      Tyco Stock Fund (Mallinckrodt Stock Fund
      at June 30, 2000)                                    86,604,196          54,895,953
                                                         ------------        ------------

            Total investments                            $395,814,530        $445,756,643
                                                         ============        ============

               Investment Plan for Employees of Mallinckrodt Inc.


4.  NONPARTICIPANT DIRECTED INVESTMENTS

The changes in net assets relating to the Tyco Stock Fund, formerly the Mallinckrodt Stock Fund, a nonparticipant directed investment, are as follows:


                                                                     YEAR ENDED JUNE 30,
                                                             ---------------------------------
                                                                 2001                 2000
                                                             ------------         ------------
   Investment Income
     Interest and dividend income                            $    286,695         $    950,157
     Realized and unrealized gains, net                        13,612,934            8,843,051
                                                             ------------         ------------
        Net investment income                                  13,899,629            9,793,208
                                                             ------------         ------------

   Contributions
     Employer cash                                                233,165              135,022
     Employer common stock                                      5,091,260           10,842,557
     Employee                                                   2,743,912            1,634,546
                                                             ------------         ------------
        Total contributions                                     8,068,337           12,612,125
                                                             ------------         ------------

   Cash and stock distributed to participants                  (9,773,224)          (3,356,178)
   Net transfers from participant directed
      investments                                              13,652,446            1,779,360
                                                             ------------         ------------
                                                                3,879,222           (1,576,818)
                                                             ------------         ------------

      Net increase                                             25,847,188           20,828,515

   Nonparticipant directed investments including
        contributions receivable at beginning of year          65,782,473           44,953,958
                                                             ------------         ------------

   Nonparticipant directed investments including
        contributions receivable at end of year                91,629,661           65,782,473

   Less contributions receivable directed to
        nonparticipant directed investments                    (5,025,465)         (10,886,520)
                                                             ------------         ------------

   Nonparticipant directed investments at end of year        $ 86,604,196         $ 54,895,953
                                                             ============         ============


5.  FEDERAL INCOME TAX STATUS

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and the Company's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Investment Plan for Employees of Mallinckrodt Inc.


6.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The only transactions with parties-in-interest were purchases and sales of assets through AMEX. AMEX's fees are based on customary and reasonable rates for such services and are paid by the Plan.

7.  TRANSFERS TO OTHER PLANS

The account balances of participants employed by certain divisions or subsidiaries divested by the Company were transferred directly to the 401(k) plans of the acquiring corporations. Such transfers to other plans were $2,190,366 for the year ended June 30, 2000.

8.  SUBSEQUENT EVENT

Effective January 1, 2002, participants in the Plan will become participants in the Tyco International (US) Retirement Savings and Investment Plan I (Tyco
Plan). After December 31, 2001, contributions will be directed to the Tyco Plan and will be subject to the provisions of that plan. Participant balances will be transferred from the Plan to the Tyco Plan as soon after January 2, 2002 as is administratively feasible. Upon transfer of the Plan assets, the Plan will be terminated.

               Investment Plan for Employees of Mallinckrodt Inc.



















                             SUPPLEMENTAL SCHEDULES

               INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                 Schedule of Assets Held for Investment Purposes

                                  June 30, 2001


IDENTITY OF ISSUER,
 OR PARTY INVOLVED                                              DESCRIPTION               COST             FAIR VALUE
--------------------------------------------------------------  ------------------------  ---------------  ---------------------

American Express Trust Money Market Fund II                     Collective Fund                 *                   $17,476,924

American Express Trust Equity Index Fund II                     Collective Fund                 *                    77,278,692

State Street Daily Bond Market Fund Series C                    Collective Fund                 *                     5,649,465

State Street Daily EAFE Fund Series C                          Collective Fund                 *                     3,755,142

Dodge & Cox Stock Fund                                          Mutual Fund                     *                    33,535,368

Fidelity Low-Price Stock Fund                                   Mutual Fund                     *                    17,340,466

AXP New Dimensions Fund (Y)                                     Mutual Fund                     *                    31,383,695

Stable Value Fund                                               Mutual Fund                     *                    56,772,364

AMEX Conservative Fund                                          Pooled Fund                     *                     2,356,149

AMEX Moderate Fund                                              Pooled Fund                     *                    18,100,447

AMEX Aggressive Fund                                            Pooled Fund                     *                    14,699,993

PBHG Growth Fund                                                Mutual Fund                     *                    19,407,158

Participant Loans                                               Interest from 6.0%              *
                                                                  to 10.5% due
                                                                  through 2011                                       11,454,471

Tyco Stock Fund                                                 Pooled Fund                  $65,966,932             86,604,196


* Participant directed investment

See independent auditors' report.                                        Page 14

               INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                       Schedule of Reportable Transactions

                            Year Ended June 30, 2001

Category (iii) Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year



                                                                                  SELLING/                 CURRENT VALUE
                                  DESCRIPTION      NUMBER OF       PURCHASE       MATURITY                 ON TRANSACTION    NET
 IDENTITY OF PARTY INVOLVED        OF ASSET       TRANSACTIONS      PRICE          PRICE     COST OF ASSET      DATE         GAIN
------------------------------  --------------  ---------------  ------------- ------------- ------------- -------------- ----------

Tyco International Ltd.         Stock           12 purchases     $10,801,863                  $10,801,863   $10,801,863
                                                151 sales                       $15,966,847    10,615,942    15,966,847   $5,350,905

Mallinckrodt Inc.               Stock           13 purchases      22,511,721                   22,511,721    22,511,721
                                                18 sales                          1,034,548       725,956                    308,592












See independent auditors' report.                                        Page 15